Exhibit 21.1

Subsidiaries of Mexican Restaurants, Inc.

Jurisdiction of Incorporation/Organization

Casa Hospitality Corp.	Texas
Casa Olé Franchise Services, Inc.	Texas
Casa Olé No. 14, Inc.	Texas
Casa Olé MP 1, Inc.	Delaware, Texas
Casa Olé Mountain States LLC	Idaho
Monterey’s Acquisition Corp.	Delaware, Texas, Oklahoma
La Senorita Restaurants Acquisition Corp.	Delaware
La Senorita Franchise Company	Michigan
LSR Manco, Inc.	Michigan
La Senorita Mt. Pleasant, Inc.	Michigan
La Senorita Traverse City, Inc.	Michigan
W G Enterprises, Inc.	Michigan
Kleinrichert Bros., Inc.	Michigan
Casa Olé of Sulphur, LLC	Louisiana
Casa Ole Louisiana, Inc.	Louisiana
Casa Olé East, Ltd.	Texas
Casa Olé Delaware, LLC	Delaware
Casa Olé Management, LLC	Texas
Silsbee Parking Lot, Inc.	Texas
BHC Hospitality Corporation	Texas
Fiesta Restaurants, Inc.	Texas
Quality Mexican Restaurants, Inc.	Texas